CONFIDENTIAL TREATMENT REQUESTED BY SS&C TECHNOLOGIES HOLDINGS, INC. FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

November 18, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	SS&C Technologies Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Filed February 28, 2020

File No. 001-34675

Ladies and Gentlemen:

We refer to the letter dated October 20, 2020 (the “Letter”), which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) for SS&C Technologies Holdings, Inc. regarding our Form 10-K for the fiscal year ended December 31, 2019.  As used in this letter, “we,” “us,” “our,” and the “Company” refer to SS&C Technologies Holdings, Inc. and its subsidiaries unless the context requires otherwise.  Please find our responses to the Staff’s comments below.  For your convenience, we have copied each of the comments in the Letter in bold immediately preceding our response thereto.

Please note that certain confidential information contained in this letter was omitted by means of redacting a portion of the text. The symbol “[***]” has been inserted in place of the omitted portions (the “redacted information”). Copies of this letter containing the redacted information have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 CFR §200.83). We request that the redacted information be maintained in confidence, not be made part of any public record and not be disclosed to any person (other than the Staff) as they contain confidential information.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements

Note 18. Segment and Geographic Information, page 86

1.	Please explain further the following as it relates to the information provided in your response to prior comment 1:

Response:

Prior to responding to each of the individual requests for information, we believe it would be helpful to set a framework for certain of the themes that are then covered in the rest of the response.

The vast majority of our revenue, [***], and our components serve the financial services market with a focus on investment accounting and systems that support portfolio and investment management.  As a

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***CONFIDENTIAL TREATMENT REQUESTED BY SS&C TECHNOLOGIES HOLDINGS, INC. FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)***

result, we have many large customer relationships that span multiple components [***].  [***]  Like any large organization, there is no shortage of information available, however, in forming our segment conclusions we focus on what our CODM regularly uses. The CODM receives the financial information which we described in our earlier response [***].  Revenue is tracked and evaluated very closely on a component and product basis.  [***]  Since many of our components operate in similar markets, that requires us to look at our resources across the Company as a whole and make decisions based on the Company as a whole, not individual components.  We communicate with our investors a great deal about our operating margins and they are of critical importance, but these communications are always presented on a consolidated basis.  As further described below, resource allocation decisions are made by the CODM on their investment merits and their expected impact on the overall operating margins.

•	Provide a breakdown of your 10 components.
•	Tell us the size of each component and provide the revenue and operating income for each.

Response: Our 10 components and the adjusted revenue and adjusted operating income associated with each are as follows for the year ended December 31, 2019:

in millions	2019 Adjusted Revenue	2019 Revenue %	2019 Adjusted Operating Income	2019 Operating Income %
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
	$ 4,668.8		$ 1,742.7

The financial information above is prepared on an internal management basis and does not include many adjustments required for GAAP presentation, such as amortization of intangible assets, share-based compensation, purchase accounting adjustments, legal settlements, etc.

Our components are primarily businesses, or combinations of businesses, which we have acquired over the last 25 years.  The financial information of each acquisition is tracked to assess performance against expectations made during the acquisition process. [***]

•

Clarify which costs are allocated based on the budgeted revenue contribution by each component, and tell us what percentage of each component's expenses are comprised of allocated costs versus direct costs.

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***CONFIDENTIAL TREATMENT REQUESTED BY SS&C TECHNOLOGIES HOLDINGS, INC. FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)***

Response: There are a number of costs that are allocated by budgeted revenue contribution, including certain shared information technology costs, certain executive department costs, human resource costs, legal costs, finance costs and other general and administrative costs.  These allocated costs range from [***] of a components overall expenses.  In addition, there are also costs which are allocated based on other factors.  For example, the cost of facilities that are shared amongst components are allocated based on the headcount of each component in each facility and can be up to [***] of a components overall expenses.  Corporate research and development costs are allocated to components based on estimated relative resource utilization and can be up to [***] of a components overall expenses.

The approximate percentage of each of these areas of allocated costs are as follows for each component (noting that these allocated costs and the pool on which they are being measured against exclude the type of items mentioned previously, such as amortization of intangible assets, share-based compensation, purchase accounting adjustments, legal settlements, etc., which were in excess of $750 million during the year ended December 31, 2019):

Percent of allocated costs, relative to total component costs	Expense Allocation Based on Budgeted Revenue Contribution	Expense Allocation Based on Relative Resource Allocation	Expense Allocation Based on Headcount for Facility and Related Costs	All Allocated costs
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]

[***]

Since our components operate in very similar markets and in many cases serve the same customers, a component often relies on proprietary technology developed by another component to complete their business activities.  In these cases, the components share their proprietary technology with other components [***].  Over our history, we have completed many horizontal and vertical integrations, as well as acquisitions of companies serving adjacent markets. [***]  Because we primarily use our own proprietary software in the execution of our software-enabled services (which represents over 80% of our consolidated revenues) and generally own and control our products’ source code, the ability of any component to use the technology of any of our other components is a great benefit to the delivery of services to our customers.

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***CONFIDENTIAL TREATMENT REQUESTED BY SS&C TECHNOLOGIES HOLDINGS, INC. FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)***

•	Describe the nature of the direct costs that are attributed to the components.

Response: Where possible, direct costs are attributed to each component.  This happens when resources are directly utilized by the component and not pooled resources shared amongst components.  The nature of these expenses include items such as: the cost of employees (including salary, benefits, estimated bonus and other personnel related expenses), market data and other outside services, and certain computer hardware and software costs.  [***] The impact of those costs on profitability metrics are evaluated by the CODM on a consolidated basis, rather than evaluating the impact on a component by component basis when making resource allocation decisions.  This is driven in part by the complementary nature of the components in our portfolio which require the CODM to make resource allocation decisions at the consolidated level, agnostic to any specific component.

•

Explain further why the exclusion of certain expenses such as share-based compensation, legal settlements, fair value adjustments, etc. would result in component financial information that is not useful to the CODM.

Response: Consistent with our internal management reporting and our Adjusted Consolidated EBITDA performance metric, which is included in our periodic filings with the Securities and Exchange Commission, we exclude these types of costs that are non-cash or nonrecurring in nature.

•

Describe further the goals and objectives that are discussed at your weekly staff meetings. Tell us whether these are financial or performance goals and explain how you evaluate the progress towards meeting such goals and objectives.

Response: The goals and objectives discussed at weekly staff meetings primarily include [***].  Other topics which may be discussed include [***].  Other than discussions around [***], the remaining performance goals and evaluation of such goals and objectives are [***].  In particular, while [***] is discussed at great length, [***] is rarely discussed.

•

You state that the CODM utilizes weekly revenue updates, in part, to help evaluate which resource requests will be fulfilled during the period. Explain further how requests are communicated to the CODM and the factors he considers in determining which will be fulfilled. Also, clarify how each component’s goals and objectives factor into any resource allocation decisions.

Response: Resource requests are communicated to the CODM by his direct reports primarily through emails, discussions and supporting documentation.  The CODM’s direct reports will propose ideas regarding headcount needs and their rationale for the needs.  [***]

•

Tell us whether resource allocation discussions occur at your weekly staff meetings, and how these meetings play into the CODM’s consideration for making resource allocation decisions, even at a consolidated level.

Response: The vast majority of time in the CODM’s weekly staff meeting with his direct reports is focused on [***].  It is rare for [***] to happen at the staff meeting.  When those discussions do occur, [***].  Examples of the resource allocation discussions occurring at the CODM’s weekly staff meetings include [***].  While the background on these projects are discussed [***].  Information regarding

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***CONFIDENTIAL TREATMENT REQUESTED BY SS&C TECHNOLOGIES HOLDINGS, INC. FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)***

resource allocation decisions [***].  For example, [***].  Those decisions are made based on [***], rather than [***].

•

Explain how you manage the budget to actual results throughout the year. Specifically address the actions taken should one of the components fail to meet their revenue or operating income budget goals in a particular period.

Response: The budget to actual process is managed through the year largely through the evaluation of [***].  The CODM assesses the overall performance of the company against [***].  If a component fails to meet their revenue targets, the CODM [***].  The focus of the CODM is on [***].

Our operating income is managed and evaluated on a consolidated basis.  [***]  Those decisions are made by the CODM based on the impact they have on the company as a whole for the reasons previously stated.

•

Explain further how the CODM allocates his bonus pool among each of the components and specifically address the strategic initiatives and other factors that are considered. Provide examples of the strategic initiatives and describe how they are measured.

Response: The bonus pool is first determined based on the Company’s overall profitability and consolidated financial results for the year.  While there are many factors that go into the CODM’s determination of the bonus pool among the components, the allocation of the bonus pool among each of the components is subjective and discretionary and is not solely based upon the financial results or profitability of individual components.  Examples of the information that the CODM considers in establishing the bonus pool for each component, include: [***].  It is important to note that there is no specific quantification of one metric over another; nor is any weighting assigned to one metric over another.  The same factors are not used consistently across the evaluation of components as well [***]. Accordingly, all of the information is considered by the CODM and then the pool is allocated [***].

At the beginning of each year, each component creates and reviews its [***].

We welcome the opportunity to discuss any further questions you may have.  If you have any questions, please do not hesitate to call me at (860) 298-4738.

Sincerely,

SS&C Technologies Holdings, Inc.

/s/ Patrick Pedonti
Patrick Pedonti
Chief Financial Officer
November 18, 2020

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